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                                                                                  -------------------------
                                  UNITED STATES                                         OMB APPROVAL
                                                                                  -------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549                                     OMB Number:

                                                                                         3235-0058

                                   FORM 12b-25                                            Expires:
                                                                                       March 31, 2006
                                                                                  Estimated average burden
                                                                                  hours per response 2.50
                           NOTIFICATION OF LATE FILING                            -------------------------

(Check One):      [  ] Form 10-K  [  ] Form 20-F  [  ] Form 11-K
                   [X] Form 10-Q  [  ] Form N-SAR [  ] Form N-CSR

For Period Ended:       June 30, 2004
                        -------------
                                                                                  -------------------------
                  [_]  Transition Report on Form 10-K
                  [_]  Transition Report on Form 20-F                                   SEC File No.
                  [_]  Transition Report on Form 11-K                                      0-3252
                  [_]  Transition Report on Form 10-Q
                  [_]  Transition Report on Form N-SAR                                   CUSIP NO.

For the Transition Period Ended: _________________________________                -------------------------

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   Read Instruction (on back page) Before Preparing Form. Please Print or Type
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NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I-- REGISTRANT INFORMATION

Lexington Precision Corporation
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Full Name of Registrant

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Former Name if Applicable

767 Third Avenue
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Address of Principal Executive Office (Street and Number)

New York, New York 10017
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City, State and Zip Code

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PART II-- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x]       (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

SEC 1344 (07-03)   Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III-- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant's quarterly report on Form 10-Q cannot be filed within the prescribed time period because documents relating to amendment of the registrant's financing agreements, which impact the Form 10-Q, could not be completed in time. The Form 10-Q will be filed as soon as is reasonably practicable following the prescribed due date.

PART IV-- OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification
     Warren Delano                     212               319-4657
     (Name)                         (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
     [x] Yes  [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
     [X] Yes  [  ] No

     Income from operations for the three-month period ended June 30, 2004, is expected to be approximately $268,000, compared to $1,113,000 for the three-month period ended June 30, 2003, and income from operations for the six-month period ended June 30, 2004, is expected to be approximately $2,274,000, compared to $2,751,000 for the six-month period ended June 30, 2003.

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

================================================================================

                         LEXINGTON PRECISION CORPORATION
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  August 17, 2004                 By   /s/  Warren Delano
       -------------------------            ------------------------------------
                                            Warren Delano
                                            President
                                            Co-Principal Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If


SEC 1344 (07-03)   Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


-----------------------------------ATTENTION------------------------------------

                 INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
           CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

SEC 1344 (07-03)   Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.